                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
     TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (AMENDMENT NO. 1)*


                              INLAND RESOURCES INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   457469-20-3
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                             MICHAEL E. CAHILL, ESQ.
                       MANAGING DIRECTOR & GENERAL COUNSEL
                               THE TCW GROUP, INC.
                      865 SOUTH FIGUEROA STREET, STE. 1800
                          LOS ANGELES, CALIFORNIA 90017
                                 (213) 244-0000
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                  JULY 6, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 12 Pages)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

--------------------------------                --------------------------------
CUSIP NO. 457469-20-3                           PAGE   2   OF  12   PAGES
         --------------                              -----    -----

--------------------------------                --------------------------------

============== =================================================================
      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               The TCW Group, Inc.
============== =================================================================
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)| |
                                                                          (b)|X|

============== =================================================================
      3        SEC USE ONLY


============== =================================================================
      4        SOURCE OF FUNDS*

               Not applicable.
============== =================================================================
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEMS 2(d) OR 2(e)                                         |_|

============== =================================================================
      6        CITIZENSHIP OR PLACE OF ORGANIZATION

               Nevada
=================== ======= ====================================================
                       7    SOLE VOTING POWER

    NUMBER OF               0
                    ======= ====================================================
     SHARES            8    SHARED VOTING POWER

       BY                   17,525,850
                    ======= ====================================================
      EACH             9    SOLE DISPOSITIVE POWER

    REPORTING               0
                    ======= ====================================================
   PERSON WITH        10    SHARED DISPOSITIVE POWER

                            17,525,850
============== =================================================================
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               17,525,850
============== =================================================================
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       |_|

============== =================================================================
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               60.48%
============== =================================================================
     14        TYPE OF REPORTING PERSON*

               HC, CO
============== =================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

--------------------------------                --------------------------------
CUSIP NO. 457469-20-3                           PAGE   3   OF  12   PAGES
         --------------                              -----    -----

--------------------------------                --------------------------------

============== =================================================================
      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Robert A. Day
============== =================================================================
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)| |
                                                                          (b)|X|

============== =================================================================
      3        SEC USE ONLY


============== =================================================================
      4        SOURCE OF FUNDS*

               Not applicable.
============== =================================================================
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEMS 2(d) OR 2(e)                                         |_|

============== =================================================================
      6        CITIZENSHIP OR PLACE OF ORGANIZATION


=================== ======= ====================================================
                       7    SOLE VOTING POWER

    NUMBER OF               0
                    ======= ====================================================
     SHARES            8    SHARED VOTING POWER

       BY                   0
                    ======= ====================================================
      EACH             9    SOLE DISPOSITIVE POWER

    REPORTING               0
                    ======= ====================================================
   PERSON WITH        10    SHARED DISPOSITIVE POWER

                            0
============== =================================================================
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               0
============== =================================================================
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       |_|

============== =================================================================
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               0%
============== =================================================================
     14        TYPE OF REPORTING PERSON*

               IN, HC
============== =================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

--------------------------------                --------------------------------
CUSIP NO. 457469-20-3                           PAGE   4   OF  12   PAGES
         --------------                              -----    -----

--------------------------------                --------------------------------

============== =================================================================
      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Trust Company of the West
============== =================================================================
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)|X|
                                                                          (b)| |

============== =================================================================
      3        SEC USE ONLY


============== =================================================================
      4        SOURCE OF FUNDS*

               OO
============== =================================================================
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEMS 2(d) OR 2(e)                                         |_|

============== =================================================================
      6        CITIZENSHIP OR PLACE OF ORGANIZATION

               California
=================== ======= ====================================================
                       7    SOLE VOTING POWER

    NUMBER OF               0
                    ======= ====================================================
     SHARES            8    SHARED VOTING POWER

       BY                   17,525,850
                    ======= ====================================================
      EACH             9    SOLE DISPOSITIVE POWER

    REPORTING               0
                    ======= ====================================================
   PERSON WITH        10    SHARED DISPOSITIVE POWER

                            17,525,850
============== =================================================================
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               17,525,850
============== =================================================================
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       |_|

============== =================================================================
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               60.48%
============== =================================================================
     14        TYPE OF REPORTING PERSON*

               OO, HC
============== =================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

--------------------------------                --------------------------------
CUSIP NO. 457469-20-3                           PAGE   5   OF  12   PAGES
         --------------                              -----    -----

--------------------------------                --------------------------------

============== =================================================================
      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               TCW Asset Management Company
============== =================================================================
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)| |
                                                                          (b)|X|

============== =================================================================
      3        SEC USE ONLY


============== =================================================================
      4        SOURCE OF FUNDS*

               Not applicable.
============== =================================================================
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEMS 2(d) OR 2(e)                                         |_|

============== =================================================================
      6        CITIZENSHIP OR PLACE OF ORGANIZATION

               California
=================== ======= ====================================================
                       7    SOLE VOTING POWER

    NUMBER OF               0
                    ======= ====================================================
     SHARES            8    SHARED VOTING POWER

       BY                   17,525,850
                    ======= ====================================================
      EACH             9    SOLE DISPOSITIVE POWER

    REPORTING               0
                    ======= ====================================================
   PERSON WITH        10    SHARED DISPOSITIVE POWER

                            17,525,850
============== =================================================================
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               17,525,850
============== =================================================================
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       |_|

============== =================================================================
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               60.48%
============== =================================================================
     14        TYPE OF REPORTING PERSON*

               CO, IA
============== =================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

--------------------------------                --------------------------------
CUSIP NO. 457469-20-3                           PAGE   6   OF  12   PAGES
         --------------                              -----    -----

--------------------------------                --------------------------------

============== =================================================================
      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               TCW Royalty Company V
============== =================================================================
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)| |
                                                                          (b)|X|

============== =================================================================
      3        SEC USE ONLY


============== =================================================================
      4        SOURCE OF FUNDS*

               Not applicable.
============== =================================================================
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEMS 2(d) OR 2(e)                                         |_|

============== =================================================================
      6        CITIZENSHIP OR PLACE OF ORGANIZATION

               California
=================== ======= ====================================================
                       7    SOLE VOTING POWER

    NUMBER OF               0
                    ======= ====================================================
     SHARES            8    SHARED VOTING POWER

       BY                   17,525,850
                    ======= ====================================================
      EACH             9    SOLE DISPOSITIVE POWER

    REPORTING               0
                    ======= ====================================================
   PERSON WITH        10    SHARED DISPOSITIVE POWER

                            17,525,850
============== =================================================================
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               17,525,850
============== =================================================================
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       |_|

============== =================================================================
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               60.48%
============== =================================================================
     14        TYPE OF REPORTING PERSON*

               CO, HC
============== =================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

--------------------------------                --------------------------------
CUSIP NO. 457469-20-3                           PAGE   7   OF  12   PAGES
         --------------                              -----    -----

--------------------------------                --------------------------------

============== =================================================================
      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               TCW Portfolio No. 1555 Dr. V Sub-Custody Partnership, L.P.
============== =================================================================
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)|X|
                                                                          (b)| |

============== =================================================================
      3        SEC USE ONLY


============== =================================================================
      4        SOURCE OF FUNDS*

               OO
============== =================================================================
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEMS 2(d) OR 2(e)                                         |_|

============== =================================================================
      6        CITIZENSHIP OR PLACE OF ORGANIZATION

               California
=================== ======= ====================================================
                       7    SOLE VOTING POWER

    NUMBER OF               0
                    ======= ====================================================
     SHARES            8    SHARED VOTING POWER

       BY                   17,525,850
                    ======= ====================================================
      EACH             9    SOLE DISPOSITIVE POWER

    REPORTING               0
                    ======= ====================================================
   PERSON WITH        10    SHARED DISPOSITIVE POWER

                            17,525,850
============== =================================================================
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               17,525,850
============== =================================================================
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       |_|

============== =================================================================
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               60.48%
============== =================================================================
     14        TYPE OF REPORTING PERSON*

               PN
============== =================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

--------------------------------                --------------------------------
CUSIP NO. 457469-20-3                           PAGE   8   OF  12   PAGES
         --------------                              -----    -----

--------------------------------                --------------------------------

============== =================================================================
      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Inland Holdings LLC
============== =================================================================
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)|X|
                                                                          (b)| |

============== =================================================================
      3        SEC USE ONLY


============== =================================================================
      4        SOURCE OF FUNDS*

               OO, AF
============== =================================================================
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEMS 2(d) OR 2(e)                                         |_|

============== =================================================================
      6        CITIZENSHIP OR PLACE OF ORGANIZATION

               California
=================== ======= ====================================================
                       7    SOLE VOTING POWER

    NUMBER OF               0
                    ======= ====================================================
     SHARES            8    SHARED VOTING POWER

       BY                   17,525,850
                    ======= ====================================================
      EACH             9    SOLE DISPOSITIVE POWER

    REPORTING               0
                    ======= ====================================================
   PERSON WITH        10    SHARED DISPOSITIVE POWER

                            17,525,850
============== =================================================================
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               17,525,850
============== =================================================================
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       |_|

============== =================================================================
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               60.48%
============== =================================================================
     14        TYPE OF REPORTING PERSON*

               OO
============== =================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

AMENDMENT NO. 1 TO SCHEDULE 13D

This statement of amendment of Schedule 13D, filed on behalf of the TCW Group, Inc. and the several entities included herein (collectively the "Reporting Persons"), relates to the Common Stock, par value $.001 per share ("Common Stock"), of Inland Resources Inc., a Washington corporation (the "Issuer"). The address of the principal executive office of the Issuer is 410 17th Street, Suite 700, Denver, Colorado 80202.

Other than as set forth herein, there has been no material change in the information set forth in Items 1 though 7 of Schedule 13D.

ITEM 2.  IDENTITY AND BACKGROUND

The second paragraph of Item 2 is hereby amended to read in its entirety as follows:

On July 6, 2001, Societe Generale S.A., a company incorporated under the laws of France ("SG"), acquired approximately 51% of the equity securities of TCWG and 80% of the voting rights of TCWG pursuant to an Amended and Restated Acquisition Agreement and Plan of Recapitalization, dated as of April 11, 2001, among TCWG, SG, Societe Generale Asset Management, S.A., a company incorporated under the laws of France, Marc I. Stern as the Stockholders' Representative, the holders of TCWG common stock party thereto, and the holders of TCWG phantom stock party thereto. As a result of the acquisition by SG, as of July 6, 2001 Robert A. Day no longer will be deemed to control TCWG or share voting or dispositive power with TCWG as to its equity holdings, and has thus ceased to be a beneficial owner of any securities of and is no longer a Reporting Person with respect to the Issuer.

The Reporting Persons, together with TCWG's other direct and indirect subsidiaries, collectively constitute The TCW Group, Inc. business unit (the "TCW Business Unit"). The TCW Business Unit is primarily engaged in the provision of investment management services.

As of July 6, 2001, the ultimate parent company of TCWG is SG. The principal business of SG is acting as a holding company for a global financial services group, which includes certain distinct specialized business units that are independently operated, including the TCW Business Unit.

SG, for purposes of the federal securities laws, may be deemed ultimately to control TCWG and the TCW Business Unit. SG, its executive officers and directors, and its direct and indirect subsidiaries (including all of its business units except the TCW Business Unit), may beneficially own additional securities of the Issuer (the "Shares") and such Shares are not reported in this statement. In accordance with Securities and Exchange Commission ("SEC") Release No. 34-39538 (January 12, 1998), and due to the separate management and independent operation of its business units, SG disclaims beneficial ownership of Shares beneficially owned by the Reporting Person. The Reporting Person disclaims beneficial ownership of Shares beneficially owned by SG and any of SG's other business units.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a)      AGGREGATE AMOUNT BENEFICIALLY OWNED AND PERCENT OF CLASS:

         See Item 2.

         (e) DATE ON WHICH THE REPORTING PERSON CEASED TO BE A BENEFICIAL OWNER OF MORE THAN FIVE PERCENT FO THE CLASS OF SECURITIES:

         See item 2.

                                    SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated as of this 6th day of July, 2001.

THE TCW GROUP, INC.


By:  /s/ LINDA D. BARKER
     -----------------------------------
     Name:  Linda D. Barker
     Title: Authorized Signatory


TRUST COMPANY OF THE WEST


By:  /s/ LINDA D. BARKER
     -----------------------------------
     Name:  Linda D. Barker
     Title: Authorized Signatory

TCW ASSET MANAGEMENT COMPANY


By:  /s/ LINDA D. BARKER
     -----------------------------------
     Name:  Linda D. Barker
     Title: Authorized Signatory


ROBERT A. DAY


By:  /s/ LINDA D. BARKER
     -----------------------------------
     Name:  Linda D. Barker
     Title: Under Power of Attorney dated November 6, 2000, on file with
            Schedule 13G for Retek, Inc., dated November 8, 2000


TCW ROYALTY COMPANY V


By:  /s/ LINDA D. BARKER
     -----------------------------------
     Name:  Linda D. Barker
     Title: Authorized Signatory

TCW PORTFOLIO NO. 1555 DR V
SUB-CUSTODY PARTNERSHIP, L.P.


By:  TCW ROYALTY COMPANY V, its
     managing general partner


     By:  /s/ LINDA D. BARKER
          ---------------------------------------
          Name:  Linda D. Barker
          Title: Authorized Signatory


INLAND HOLDINGS LLC


By: TRUST COMPANY OF THE WEST, as Sub-Custodian for Mellon Bank for the benefit of Account No. CPFF 873-3032, as member


     By:  /s/ LINDA D. BARKER
          ---------------------------------------
          Name:  Linda D. Barker
          Title: Authorized Signatory


By:  TCW PORTFOLIO NO. 1555 DR V
     SUB-CUSTODY PARTNERSHIP, L.P., as member


     By:  TCW ROYALTY COMPANY V, as managing general partner


     By:  /s/ LINDA D. BARKER
          ---------------------------------------
          Name:  Linda D. Barker
          Title: Authorized Signatory